Exhibit A

                             Pioneer Series Trust I
                                 60 State Street
                           Boston, Massachusetts 02110

                                   May 6, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Series Trust I
                  Registration Statement on Form N-1A
                  (File Nos. 333-108472 and 811-21425)

Ladies and Gentlemen:

         In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A of Pioneer Series Trust I (the "Registrant"), filed on February 19, 2009 to register Class A, Class C and Class Y shares of Pioneer Mid Cap Growth Fund II (renamed Pioneer Select Mid Cap Growth Fund), Pioneer Growth Fund and Pioneer Intermediate Tax Free Income Fund, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Sincerely,

                                      Pioneer Series Trust I

                                      By:      /s/Christopher J. Kelley
                                      -----------------------------------------

                                      Name:    Christopher J. Kelley
                                      Title:   Assistant Secretary